-------------------------                                                                             ------------------------------
         FORM 5                         UNITED STATES SECURITIES AND EXCHANGE COMMISSION                        OMB Approval
-------------------------                            Washington, D.C. 20549                           ------------------------------
[ ] Check this box if no                                                                               OMB Number:        3235-0287
    longer subject to                                                                                  Expires:   December 31, 2001
    Section 16. Form 4                 ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP             Estimated average burden
    or Form 5 obligations                                                                              hours per response.......0.5
    may continue. See                                                                                 ------------------------------
    Instruction 1(b).       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
[ ] Form 3 Holdings           Section 17(a) of the Public Utility Holding Company Act of 1935 or
    Reported                          Section 30(f) of the Investment Company Act of 1940
[X] Form 4 Transactions
    Reported

    (Print or Type Responses)
--------------------------------------------------- ------------------------------------------------------ -------------------------
1.  Name and Address of Rerporting Person*   2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                Goodrich Petroleum Corp. (GDP)
Malloy          Patrick          E.                                                          [X] Director        [X] 10% Owner
------------------------------------------------------------------------------------------   [ ] Officer (give   [ ] Other (specify
(Last)          (First)        (Middle)      3. I.R.S. Identification  4. Statement for                   title             below)
                                                Number of Reporting       Month/Year                      below)
                                                Person, if an entity
          Malloy Enterprises, Inc.              (Voluntary)            December 31, 2000
Bay Street at the Waterfront, P.O. Box 1979                                                  ------------------------------------
-------------------------------------------                            -------------------------------------------------------------
                (Street)                                               5. If Amendment,      7. Individual or Joint/Group Reporting
                                                                          Date of Original            (check applicable line)
                                                                          (Month/Year)       [X] Form Filed by One Reporting Person
                                                                                             [ ] Form Filed by More than One
Sag Harbor,       NY           11963                                                             Reporting Person
------------------------------------------------------------------------------------------------------------------------------------
(City)          (State)        (Zip)

                          TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at End      or Indirect     Ownership
                             Day/                                                      of Issuer's       (I)             (Instr. 4)
                             Year)                                                     Fiscal Year       (Instr. 4)
                                                                                       (Instr. 3
                                                                                        and 4)
------------------------------------------------------------------------------------------------------------------------------------
                                        Code     V      Amount  (A) or (D)   Price
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                   1/2/00    G                  400     D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                  5/18/00    A4               1,000     A       $ 5.00                         D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                  8/21/00    C4             322,067     A       $ 4.00                         D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                  8/21/00    P4              74,885     A       $ 4.00                         D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                  8/31/00    J4 (1)          15,000     A       $ 4.00(1)   1,501,398          D
------------------------------------------------------------------------------------------------------------------------------------

1.   These shares were acquired as compensation  for underwriting the conversion of the Convertible Notes (see note 2).

                                                                                                                              Page 1

FORM 5 (continued)
                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship        Indirect
   Deri-     Exercise    Date       Code      Securities     cisable       Amount        Deri-    Deri-       of Deri-    Beneficial
   vative    Price of               (Instr.   Acquired (A)   and Expi-     of            vative   vative      vative      Ownership
   Secu-     Deri-       (Month/    8)        or Disposed    ration        Under-        Secu-    Secu-       Security:   (Instr. 4)
   rity      vative      Day/                 of (D)         Date          Lying         rity     rities      Direct
   (Instr.   Security    Year)                (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     (D) or
   3)                                         4, and 5)      Day/          ties          5)       cially      Indirect
                                                             Year)         (Instr.                Owned       (I)
                                                                           3 and 4)               at End      (Instr.
                                                                                                  of           4)
                                                                                                  Year
                                                                                                  (Instr.
                                                                                                   4)
                                  -----------------------------------------------------
                                  Code  V    (A)    (D)    Date    Expir-  Title Amount
                                                           Exerci- ation         or
                                                           sable   Date          Number
                                                                                 of
                                                                                 Shares
                                  ----------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Goodrich       $4.00      8/21/00   C4            300,000  immed. 10/01/02 Common  322,067    (2)       0      D
Petroleum                                                                  Stock
Company LLC
Convertible
Notes
------------------------------------------------------------------------------------------------------------------------------------
Series A     $0.4125      7/13/00   P4      2,750          immed.   none   Common 1,134.38  $6.00              D
Convertible                                                                Stock
Preferred
Stock
------------------------------------------------------------------------------------------------------------------------------------
Series A     $0.4125       8/4/00   P4      1,500          immed.   none   Common   618.75  $7.00              D
Convertible                                                                Stock
Preferred
Stock
------------------------------------------------------------------------------------------------------------------------------------
Series A     $0.4125       9/6/00   P4      3,500          immed.   none   Common 1,443.75  $8.00              D
Convertible                                                                Stock
Preferred
Stock
------------------------------------------------------------------------------------------------------------------------------------
Series A     $0.4125      9/18/00   P4        500          immed.   none   Common   206.25  $7.37              D
Convertible                                                                Stock
Preferred
Stock
------------------------------------------------------------------------------------------------------------------------------------
Series A     $0.4125      9/18/00   P4      4,500          immed.   none   Common 1,856.25  $7.50              D
Convertible                                                                Stock
Preferred
Stock
------------------------------------------------------------------------------------------------------------------------------------
Series A     $0.4125      9/19/00   P4        700          immed.   none   Common   288.75  $7.50  78,450      D
Convertible                                                                Stock
Preferred
Stock
------------------------------------------------------------------------------------------------------------------------------------

(2)  The Convertible Promissory Notes of Goodrich Petroleum Company LLC included Pari Passu Debt, Subordinated Debt and Lafitte
     Debt; all of the Notes were converted at the same time.


**      Intentional misstatements or omissions of facts constitute
        Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually           /s/ Patrick Malloy                     01/30/01
        signed.  If space is insufficient, see Instruction 6 for          ------------------------------------  --------------------
        procedure.                                                          ** Signature of Reporting Person             Date


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                                                                              Page 2